As filed with the Securities and Exchange commission on June 9, 2005

Registration Statement No. 333-124447

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANALEX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	71-0869563
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5904 Richmond Highway

Suite 300

Alexandria, Virginia 22303

(703) 329-9400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sterling E. Phillips, Jr.

Chairman of the Board and Chief Executive Officer

Analex Corporation

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jane K. P. Tam, Esq.

Holland & Knight LLP

2099 Pennsylvania Avenue, N.W.

Washington, D.C. 20006

(202) 955-3000

Approximate date of commencement of proposed sale to public:  From time to time after this Registration Statement becomes effective

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Share to be Registered	Amount to be Registered		Amount of Registration Fee
Common Stock, $0.02 par value per share	10,714,282	(1)	$0	(2)

(1)	Consists of (a) 8,928,569 shares issuable upon conversion of 7,142,856 shares of Series B Preferred Stock, $0.02 par value per share, (b) 1,785,713 shares issuable upon exercise of the Common Stock Warrants held of record by certain Selling Stockholders, and (c) pursuant to Rule 416 under the Securities Act of 1933, as amended, an indeterminate number of shares of common stock issued or issuable as a result of stock splits, stock dividends, recapitalizations or similar events.
(2)	An aggregate registration fee of $3,985 was previously paid in connection with the initial filing of the registration statement on April 29, 2005.

The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), shall determine.

The information in is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 9, 2005

PROSPECTUS

10,714,282 Shares

Analex Corporation

Common Stock

This prospectus relates to shares of Common Stock that may be offered and sold at various times by the selling stockholders identified beginning on page 14 of this prospectus. The offering is not being underwritten. These shares include certain shares that are issuable from time to time upon conversion of shares of our Series B Preferred Stock and upon the exercise of Common Stock Warrants by certain Selling Stockholders. We will not receive any proceeds from the sale of the shares.

Except as described below, the Selling Stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our Common Stock is traded on the American Stock Exchange under the symbol “NLX.” On June 7, 2005, the closing sale price of the Common Stock on the American Stock Exchange was $3.30 per share. You are urged to obtain current market quotations for the Common Stock.

Investing in our Common Stock involves a high degree of risk. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June     , 2005.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy shares of our Common Stock in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Common Stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our Common Stock. You should carefully read the entire prospectus, especially the risks of investing in our Common Stock discussed under “Risk Factors,” as well as the information incorporated by reference.

ANALEX CORPORATION

Analex Corporation (“Analex” or the “Company”) specializes in providing information technology, system engineering, security services and intelligence services in support of the U.S. government. Analex focuses on developing innovative technical approaches for the intelligence community, analyzing and supporting defense systems, and designing, developing and testing aerospace systems. The Company provides its services through its two strategic business units: the Homeland Security Group, supporting intelligence systems; and the Systems Engineering Group, supporting the development of space-based systems, the operation of terrestrial assets, and the launch of unmanned rockets by NASA under the Company’s Expendable Launch Vehicle Integrated Support (“ELVIS”) contract.

The Homeland Security Group provides engineering, scientific and information technology services and solutions to assist in the development, implementation and support of intelligence systems. Analex provides these services to the intelligence community, including the National Reconnaissance Office, the Missile Defense Agency, the National Security Agency, the Department of Defense, and major aerospace contractors, such as Lockheed Martin and Northrop Grumman.

The Systems Engineering Group provides engineering and information technology services and solutions to assist in the development of space-based systems and support operations of terrestrial assets. Capabilities include expendable launch vehicle engineering, space systems development, and ground support for space operations.

On May 28, 2004, Analex acquired Beta Analytics, Inc. (“BAI”). BAI provides life cycle protection and physical security services specifically in the areas of information protection, physical security, intelligence threat assessment and analysis, technology protection, security management and security education and training. On April 1, 2005, Analex acquired ComGlobal Systems Incorporated (“ComGlobal”). Providing custom software and systems engineering solutions, ComGlobal specializes in command, control, communications, computers and intelligence (C4I) programs for the military. With BAI and ComGlobal, Analex currently has over 1,100 employees in offices located in California, Colorado, Maryland, Mississippi, Nevada, Ohio and Virginia.

Our executive offices are located at 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303, our telephone number is (703) 329-9400 and our Internet address is www.analex.com. The information on our Internet website is not incorporated by reference in this prospectus.

THE OFFERING

Common Stock offered

10,714,282 shares of Common Stock are being offered by this prospectus. All of the shares offered by this prospectus are being sold by the Selling Stockholders. The Selling Stockholders purchased from the Company:

•	7,142,856 shares of Series B convertible preferred stock, par value $0.02 per share (“Series B Preferred Stock”) which are initially convertible into an aggregate of 8,928,569 shares of Common Stock; and

•	Common Stock Warrants which are initially exercisable to acquire an aggregate of 1,785,713 shares of Common Stock.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.

American Stock Exchange symbol	NLX

In this prospectus, General Electric Pension Trust (“GEPT”), New York Life Capital Partners II, L.P. (“NYL”), Pequot Private Equity Fund III, L. P. and Pequot Offshore Private Equity Partners III, L. P. (collectively, “Pequot”) are “Investors” named in a Purchase Agreement by and among the Company and the Investors, dated May 28, 2004 (the “Series B Purchase Agreement”) and are collectively referred to as “Investors” or “Selling Stockholders.”

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our Common Stock. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our Common Stock could fall, and you may lose all or part of your investment.

Risks Related To Our Business

We depend on contracts with U.S. federal government agencies, particularly clients within the Department of Defense and NASA, for substantially all of our revenue, and if our relationships with these agencies were impaired, our business could be materially adversely affected.

Sales to U.S. federal government agencies and their prime contractors represented 100% and 99.5% of our total net sales for the three months ended March 31, 2005 and 2004, respectively, and approximately 100% and 99% of our total net sales during the twelve months ended December 31, 2004 and 2003, respectively. The Department of Defense, our principal U.S. government customer, accounted for approximately 62% and 43% of our revenue for the three months ended March 31, 2005 and 2004, respectively, and approximately 55% and 42% of our revenue for the twelve months ended December 31, 2004 and 2003, respectively. NASA is our largest customer, generating 38% and 55% of our revenue for the three months ended March 31, 2005 and 2004, respectively, and 44% and 57% of our revenue for the twelve months ended December 31, 2004 and 2003, respectively. Approximately 25% of our revenue for the three months ended March 31, 2005 and 63% of our revenue for fiscal year 2004 came from one prime contract with NASA, which will continue until September 2011 if all options are exercised. In the event that not all the option terms are exercised, we will not be able to recognize the full value of the contract awarded. In addition, the Homeland Security Group’s contract with one Department of Defense customer generated 14% and 16% of our revenue for the three months ended on March 31, 2005 and the twelve months ended December 31, 2004, respectively, and 51% and 64% of our operating income for the three months ended March 31, 2005 and twelve months ended December 31, 2004, respectively. We expect that federal government contracts will continue to be the source of substantially all of our revenue for the foreseeable future. If we were suspended or debarred from contracting with the federal government generally, the Department of Defense, NASA or any significant agency in the intelligence community, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects and financial conditions could be materially adversely affected.

Changes in the spending priorities of the federal government can materially adversely affect our business.

Our business depends upon continued federal government expenditures on defense, intelligence, aerospace and other programs that we support. Our contracts with the U.S. government are subject to the availability of funds through annual appropriations. These contracts may be terminated by the government for its convenience at any time, and generally do not require the purchase of a fixed quantity of services or products. Reductions in the U.S. government defense, intelligence or aerospace spending could adversely affect our operating results. Any reductions in the U.S. government spending on specific defense, intelligence, or aerospace-related programs or contracts can have a material adverse effect on our business and revenues in the future. A significant change in the spending priorities of the federal government could cause it and its many agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty, or not to exercise options to renew contracts. Any such actions could cause our actual results to differ materially from those anticipated. Among the factors that could seriously affect our business are:

•	changes in federal government programs or requirements;

•

budgetary priorities limiting or delaying federal government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding, including potential governmental shutdowns (such as that which occurred during the government’s 1996 fiscal year) and other potential delays in the government appropriations process;

•	an increase in set-asides for small businesses that could result in our inability to compete directly for prime contracts; and

•	curtailment of the federal government’s use of technology solutions firms.

We may not receive the full amount authorized under contracts and we may not accurately estimate our backlog.

Although some of our federal government contracts require performance over a period of years, Congress often appropriates funds for these contracts for only one year at a time. As a result, our contracts typically are only partially funded at any point during their term, and all or some of the work intended to be performed under the contracts will remain unfunded pending subsequent Congressional appropriations and the obligation of additional funds to the contract by the procuring agency. Nonetheless, in calculating the amount of our backlog, we include amounts from future years of government contracts under which the government has the right to exercise an option for us to perform services. Our backlog of orders, based on remaining contract value, believed to be firm as of March 31, 2005 was approximately $283 million. However, because we may not receive the full amount we expect under a contract, our estimate of our backlog may be inaccurate and we may post results that differ materially from those anticipated.

We derive significant revenue from contracts awarded through a competitive bidding process, which can impose substantial costs upon us, and we will lose revenue if we fail to compete effectively.

We derive significant revenue from federal government contracts that are awarded through a competitive bidding process. We expect that most of the government business we seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks, including:

•	the need to bid on engagements in advance of the completion of their design, which may result in unforeseen difficulties in executing the engagement and cost overruns;

•	the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to accurately estimate the resources and costs that will be required to service any contract we are awarded;

•	the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction, or modification of the awarded contract; and

•	the opportunity cost of not bidding on and winning other contracts we might otherwise pursue.

To the extent we engage in competitive bidding and are unable to win particular contracts, we not only incur substantial costs in the bidding process that would negatively affect our operating results, but we may be precluded from operating in the market for services that are provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed as a result of the costs incurred through the bidding process.

We may lose money on some contracts if we underestimate the resources we need to perform under the contract.

We provide services to the federal government under three types of contracts: cost-reimbursement, time-and-materials, and fixed-price. For the three months ended March 31, 2005, 29% of our contracts were cost-reimbursement, 40% were time-and-materials, and 31% were firm fixed-price. For the twelve months ended December 31, 2004, 42% of our contracts were cost-reimbursement, 39% were time-and-materials, and 19%

were firm fixed-price. Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract.

•	Cost-reimbursement contracts provide for payment of allowable incurred costs, to the extent prescribed in the contract, plus a profit component. These contracts establish a ceiling amount that the contractor may not exceed without the approval of the contracting officer. If our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs.

•	Time-and-materials contracts provide for acquiring services on the basis of direct labor hours at specified fixed hourly rates. Profit margins on time-and-materials contracts fluctuate based on the difference between negotiated billing rates and actual labor and overhead costs directly charged or allocated to such contracts. We assume the risk that its costs of performance may exceed the negotiated hourly rates.

•	Fixed-price contracts provide for delivery of products or services for a price that is negotiated in advance on the basis of the contractor’s cost experience. The price is not subject to any adjustment and that means we assume the financial risk of costs overruns. If the costs exceed the estimates, profit margins decrease and a loss may be realized on the contract.

For all three contract types, we bear varying degrees of risk associated with the assumptions we use to formulate our pricing for the work. To the extent our working assumptions prove inaccurate, we may lose money on the contract, which would adversely affect our operating results.

Unfavorable government audit results could force us to adjust previously reported operating results and could subject us to a variety of penalties and sanctions.

The federal government audits and reviews our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations, and standards. Like most government contractors, our contracts are audited and reviewed on a continual basis. An audit of our work, including an audit of work performed by companies we may acquire or subcontractors we have hired or may hire, could result in a substantial adjustment to our previously reported operating results. For example, any costs which were originally reimbursed could subsequently be disallowed. In this case, cash we have already collected may need to be refunded and operating margins may be reduced. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true.

Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

Approximately 28% of our revenue for the three months ended March 31, 2005, and 32% of our revenue for the twelve months ended December 31, 2004 were generated as a subcontractor to various prime contractors to the federal government. Although we intend to focus on retaining and increasing the percentage of our business as prime contractor because it provides us with stronger client relationships, we may not succeed in doing so. If not, we will continue to depend on relationships with these and other contractors for a significant portion of our revenues in the foreseeable future. Our business, prospects, financial condition or operating results could be adversely affected if these and other contractors eliminate or reduce their subcontracts with us, either because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business, or if the government terminates or reduces these other contractors’ programs or does not award them new contracts.

We must recruit and retain qualified skilled employees.

An integral part of our future success is dependent upon our ability to provide employees who have advanced information technology and technical services skills and who have excellent customer relationships within the defense, aerospace and intelligence communities. As described below, many of these employees must have security clearances of various levels issued by the appropriate intelligence agency. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these highly skilled employees, especially those requiring security clearances, our ability to maintain and grow our business could be negatively impacted. In addition, some of our contracts contain provisions requiring us to commit to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract, and we may not be able to recover its costs in the event the contract is terminated.

Our business is dependent upon obtaining and maintaining required security clearances.

Many of our federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with federal agencies’ requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-bid on expiring contracts.

Employee misconduct, including security breaches, could result in the loss of clients and our suspension or disbarment from contracting with the federal government.

We may not be able to prevent our employees from engaging in misconduct, fraud or other improper activities that could adversely affect our business and reputation. Misconduct could include the failure to comply with federal government procurement regulations, regulations regarding the protection of classified information and legislation regarding the pricing of labor and other costs in government contracts. Many of the systems we develop involve managing and protecting information involved in national security and other sensitive government functions. A security breach in one of these systems could prevent us from having access to such critically sensitive systems. The precautions we take to prevent and detect this activity may not be effective, and we could face unknown risks or losses. As a result of employee misconduct, we could face fines and penalties, loss of security clearance and suspension or debarment from contracting with the federal government, which could cause our actual results to differ materially from those anticipated.

If our subcontractors fail to perform their contractual obligations, our performance as a prime contractor and our ability to obtain future business could be materially and adversely impacted and our actual results could differ materially from those anticipated.

Our performance of government contracts regularly involves the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as a prime contractor. A subcontractor’s performance deficiency could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of re-procurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders. Depending upon the level of problem experienced, such problems with subcontractors could cause our actual results to differ materially from those anticipated.

Federal government contracts contain provisions giving government customers a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

Federal government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

•	terminate existing contracts, with short notice, for convenience, as well as for default;

•	reduce or modify contracts or subcontracts;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract;

•	claim rights in products, systems, and technology produced by us;

•	prohibit future procurement awards with a particular agency due to a finding of organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors;

•	subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit bids for the contract or in the termination, reduction, or modification of the awarded contract; and

•	suspend or debar us from doing business with the federal government or with a particular governmental agency.

If a government customer terminates one of our contracts for convenience, we may recover only our incurred or committed costs, settlement expenses, and profit on work completed prior to the termination. If a federal government customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts or suspend or debar us from doing business with government agencies, our revenue and operating results would be materially harmed.

We must comply with a variety of laws and regulations, and our failure to comply could cause our actual results to differ materially from those anticipated.

We must observe laws and regulations relating to the formation, administration and performance of federal government contracts which affect how we do business with our clients and may impose added costs on our business. For example, the Federal Acquisition Regulation and the industrial security regulations of the Department of Defense and related laws include provisions that:

•	allow our federal government clients to terminate or not renew our contracts if we come under foreign ownership, control or influence;

•	require us to disclose and certify cost and pricing data in connection with contract negotiations; and

•	require us to prevent unauthorized access to classified information.

Our failure to comply with these or other laws and regulations could result in contract termination, loss of security clearances, suspension or debarment from contracting with the federal government, civil fines and damages and criminal prosecution and penalties, any of which could cause our actual results to differ materially from those anticipated.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions and reduced profitability.

Competition within the information technology and government contracting arena is intense. Many of our competitors are large federal systems integrators, such as Anteon International Corporation, CACI

International Inc., Computer Sciences Corporation, Science Applications International Corporation, and large defense and aerospace contractors, such as Boeing and Lockheed Martin. These companies have far greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than we do. Selection of a contractor by the federal government is based primarily on a combination of the price of services and evaluation of technical capability, as well as past performance, quality of service and responsiveness to client requirements. Given our size, larger government contractors operating in this business area may be able to provide a breadth of service offerings beyond our capabilities. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, financial condition or operating results. Our competitors also have established or may establish relationships among themselves or with third parties, including through mergers and acquisitions, to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge.

We may have difficulty integrating ComGlobal.

Integration of ComGlobal into Analex requires substantial attention from management. The anticipated benefits of the acquisition of ComGlobal will not be achieved to the full extent unless the operations of ComGlobal are successfully combined with those of Analex in a timely manner. The diversion of the attention from management from the day-to-day operations of Analex, or difficulties encountered in the transition and integration process, could have a material adverse effect on the business, financial condition and results of operations of Analex.

We may have difficulty identifying and executing acquisitions on favorable terms; and if we undertake acquisitions, they could be expensive, increase our costs or liabilities, and disrupt our business.

One of our key strategies is to pursue growth through acquisitions. We have completed a limited number of acquisitions in our history. We may not be able to acquire candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. We may desire to use our Common Stock as consideration in acquisitions, and therefore any decline in the market price of our Common Stock or any unwillingness of owners of businesses we wish to acquire to accept our Common Stock as part of the purchase price could adversely affect our ability to complete acquisitions or require us to use more of our cash resources or incur additional financing to do so.

After an appropriate acquisition candidate has been identified, we may not be able to successfully negotiate the terms of the acquisition, finance the acquisition or, if the acquisition occurs, successfully integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management attention away from day-to-day operations. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of equity ownership. We may also not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. Acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. Any costs, liabilities, or disruptions associated with any future acquisitions we may pursue could harm our operating results. To the extent we are unable to pursue our acquisition strategy, we will be required to rely on internal growth to expand our business.

We may need to raise additional capital to fund future acquisitions.

We expect that the borrowing availability under our credit facility, together with cash provided by operations, will be sufficient to fund our normal operations for at least the next twelve months. However, we anticipate that we will need to obtain additional financing earlier through sale of equity and debt securities to fund our acquisitions. The Company may seek additional funds by incurring additional indebtedness, issuing additional equity securities, or by other means. The Company cannot assure that additional financing could be obtained. If additional financing is raised through sale of our equity securities, there will be a significant dilutive effect on the ownership interests and voting rights of the Company’s existing stockholders and warrant and option holders. Currently, the Company has no agreements, arrangements or understandings with respect to the Company’s acquisition of any entity or business.

We may also need to obtain additional financing over the next twelve months if our current plans or projections prove to be inaccurate or our expected cash flows prove to be insufficient to fund our operations because of lower-than-expected revenues, unanticipated expenses or other unforeseen difficulties. Our ability to obtain additional financing will depend on a number of factors, including market conditions, our operating performance and investor interest. These factors may make the timing, amount, terms and conditions of any financing unattractive.

Our substantial debt could adversely affect our financial and operating flexibility.

On December 9, 2003, the Company sold to Pequot $10 million in aggregate principal amount of Convertible Notes. The Convertible Notes bear interest at an annual rate of 7% and mature on December 9, 2007. The indebtedness incurred with respect to the Convertible Notes is material in relation to our ability to service the debt from our operating cash flow and our ability to repay the debt in full at maturity. There can be no assurance that sufficient funds will be available to meet our operating needs, to repay the Convertible Notes, redeem the Series A Preferred Stock and the Series B Preferred Stock in accordance with their respective terms. Our ability to redeem the Series A Preferred Stock may also be adversely affected by the right of the holders of the Series B Preferred Stock to contemporaneously require the Company to redeem their shares of Series B Preferred Stock. No assurance can be given that sufficient funds will be available to meet the Company’s operating needs, to pay the dividends on the Series A Preferred Stock, the Series B Preferred Stock, or to redeem the Series A Preferred Stock and the Series B Preferred Stock in accordance with their respective terms. In connection with the acquisition of ComGlobal, we amended our credit agreement with Bank of America. Our revolving credit facility with Bank of America was increased to $40,000,000. We drew down $22,000,000 from the credit facility on April 1, 2005. As of June 3, 2005, the Company had an outstanding balance under its credit facility with Bank of America of approximately $19 million.

Our debt instruments contain numerous financial and operational covenants that further limit our operational flexibility.

Our credit facility with Bank of America contains financial covenants setting forth certain maximum ratios for total funded debt to EBITDA and minimum ratios for fixed charge coverage. The credit facility also restricts our ability to dispose of properties other than ABS, incur additional indebtedness, pay dividends (except to holders of Series A and Series B Preferred Stock) or other distributions, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, engage in mergers or consolidations, and engage in transactions with affiliates. The credit facility is secured by the accounts receivable and other assets of the Company.

Our ability to comply with the financial covenants in our credit agreement will be affected by our financial performance as well as events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of the covenants in our credit agreements could result in a default, which would permit Bank of America to declare all amounts borrowed thereunder, together with accrued and unpaid interest, to be due and payable. If we are unable to repay our indebtedness, Bank of America could proceed against our accounts receivable and other assets which are the collateral securing the indebtedness.

Risks Related to Our Common Stock

It is likely that our net income to common shareholders for 2005 will be a loss due to certain non-cash accretions arising from our financing instruments.

It is likely that our net income to common shareholders for 2005 will be a loss due to non-cash accretions related to the outstanding Convertible Note, Series A Preferred Stock and Series B Preferred Stock. An aggregate of 3,428,571 shares of Series B convertible preferred stock were issued and sold in connection with the Company’s acquisition of BAI in 2004. An aggregate of 7,142,856 shares of Series B convertible preferred stock were issued in connection with the Company’s acquisition of ComGlobal in April 2005. Pursuant to the U.S. Generally Accepted Accounting Principles, accounting for the Convertible Note, the Series A Preferred Stock and Series B Preferred Stock and related Warrants (collectively, the “Financing Instruments”) will include cash and non-cash charges each year for as long as the Financing Instruments remain outstanding and are not converted into our Common Stock. The U.S. GAAP accounting for these Financing Instruments is based on the following factors: in the case of the Convertible Note and Series A Preferred Stock, our closing stock price on the date of issuance, a calculated trailing 4-year price volatility, and the application of the Black-Scholes formula to the valuation of the related Warrants; and, in the case of the Series B Preferred Stock, a valuation appraisal derived from an independent financial advisor. The valuation for the Series B Preferred Stock issued and sold in April 2005 is in progress. We expect quarterly charges of approximately $2 million for all the outstanding Financing Instruments (other than the Series B Preferred Stock issued and sold in April 2005), of which approximately $1.4 million are expected to be non-cash accretions, with the remaining cash charges of approximately $600,000. In addition, a significant portion of these charges are not tax deductible. It is our plan to continue to seek acquisitions that will add significant incremental earnings to our operating results. However, there can be no assurance that any acquisition will be consummated at all, or, if consummated, that the acquisition will be timely to substantially increase earnings for the 2005 year. Consequently, there can be no assurance that any incremental earnings, net of the associated additional financing costs related to an acquisition, will be sufficient to offset the incremental charges associated with the Financing Instruments or to generate significant net income to the common shareholders for 2005.

Investors, whose interests may not be aligned with yours, will have the ability to exercise significant influence over the Company, which could result in actions of which you or other stockholders may not approve.

Using the method of calculation in accordance with the SEC rules on beneficial ownership, GEPT, NYL and Pequot currently beneficially hold approximately 29.3%, 23.3%, and 52% of our outstanding voting securities, respectively. Pursuant to the provisions of an Amended and Restated Stockholders’ Agreement dated May 28, 2004, Investors together with certain other principal stockholders, have agreed to vote their securities for a nine-person board comprised of the CEO, two (2) directors designated by a Pequot Majority in Interest (as defined in the Amended and Restated Stockholders’ Agreement), one (1) non-employee director designated by our CEO and reasonably acceptable to the Investors, and five (5) independent directors nominated by the Company’s Nominating Committee. In the event that the Company fails to redeem the Series A Preferred Stock or the Series B Preferred Stock and such failure continues for a period of nine (9) consecutive months, Pequot or the Investors, as the case may be, will have the right to designate additional members to the Board as is necessary for the members of the Board designated by Pequot or the Investors, as the case may be, to constitute a majority of the Board. (See “Terms of the Amended and Restated Stockholders’ Agreement”) In addition, for as long as 50% of the Series A Preferred Stock originally issued remains outstanding or 25% of the Series B Preferred Stock originally issued remains outstanding, we may not take numerous actions without obtaining the written consent of the holders of a majority of the Series A Preferred Stock or the Series B Preferred Stock.

Holders of our Preferred Stock have such significant ownership interests that could deter any third party from making an offer to buy our company.

The significant ownership interest and significant influence of the Investors as a whole could effectively deter a third party from making an offer to acquire our company, which might involve a premium over the current stock price or other benefits for stockholders, or otherwise prevent changes in the control or management of our company. Both the Series A Preferred Stock and the Series B Preferred Stock bear a cumulative annual dividend of 6%. If our available cash for operations does not meet certain specified levels or if the cash dividend payment on the Series A Preferred Stock or the Series B Preferred Stock will result in an event of default under our credit facility, dividends will be paid in additional shares of Series A Preferred Stock or Series B Preferred Stock, as the case may be, causing our Investors’ ownership interest to be even higher. There are also no restrictions, in the form of a standstill agreement or otherwise, on the ability of the Investors or its affiliates to purchase additional securities of our Company and thereby further consolidate their ownership interest.

A substantial number of shares are eligible for sale in the near future, which could cause our Common Stock price to decline significantly.

Future sales of our Common Stock in the public market could lower our stock price and impair our ability to raise funds in any new stock offerings. As of April 4, 2005, we had approximately 15.4 million outstanding shares of Common Stock that were subject to dilution by:

•	8,928,569 shares of Common Stock offered under this prospectus that are issuable upon conversion of 7,142,856 shares of Series B Preferred Stock;

•	1,785,713 shares of Common Stock offered under this prospectus that are issuable upon the exercise of the Common Stock Warrants; and

•	3,920,598 shares of Common Stock issuable upon the exercise of the outstanding vested stock options and/or warrants.

Sales of a substantial amount of Common Stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our Common Stock prevailing from time to time in the public market and could impair our ability to raise funds in additional stock offerings.

The price of our Common Stock could be volatile.

Our Common Stock is listed on the American Stock Exchange and has experienced, and may experience in the future, significant price and volume fluctuations which could adversely affect the market price of our Common Stock without regard to our operating performance. In addition, the trading price of our Common Stock could be subject to significant fluctuations in response to actual or anticipated variations in our quarterly operating results announcements by us or our competitors, factors affecting the defense, intelligence and/or aerospace industries generally, changes in national or regional economic conditions, changes in securities analysts’ estimates for our competitors’ or industry’s future performance or general market conditions. The market price of our Common Stock could also be affected by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in our industry.

As a result of the preferential rights of Series A and Series B Preferred Stock, holders of Common Stock may receive no payment at all upon a liquidation of our Company.

Upon any liquidation, dissolution or winding up of our Company, holders of Series A Preferred Stock and Series B Preferred Stock are entitled to receive, out of our assets available for stockholder distributions and prior to distributions to junior securities (including our Common Stock), an amount equal to, in the case of Series A Preferred Stock, the Series A Preferred Stock purchase price plus any accrued but unpaid dividends, and in the case of Series B Preferred Stock, the Series B Preferred Stock purchase price plus any accrued but unpaid dividends. No distribution upon liquidation may be made to the holders of Common Stock until the holders of the Series A Preferred Stock and Series B Preferred Stock have been paid their liquidation preferences. As a result, it is possible that, upon liquidation, all amounts available for the holders of our equity would be paid to the holders of the Series A Preferred Stock and Series B Preferred Stock, and that the holders of Common Stock would not receive any payment.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for the historical information contained herein, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as “anticipate,” “expect,” “could,” “intend,” “may” and other words of a similar nature. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue expectations disclosed in the forward-looking statements. Actual results or events could differ materially from the plans, intentions or expectations disclosed in the forward-looking statements we make. We have included certain important factors and risks in the cautionary statements included or incorporated in this prospectus, particularly under “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

All of the shares of Common Stock offered by this Prospectus are being offered by the Selling Stockholders. For information about the Selling Stockholder, see “Selling Stockholders.” We will not receive any proceeds from the sale of shares by the Selling Stockholders.

SELLING STOCKHOLDERS

We are registering an aggregate of 10,714,282 shares of Common Stock under this prospectus on behalf of the Selling Stockholders. The shares being registered consist of (i) 8,928,569 shares of Common Stock issuable upon conversion of 7,142,856 shares of Series B Preferred Stock, and (ii) 1,785,713 shares issuable upon exercise of the Common Stock Warrants, held of record by General Electric Pension Trust, New York Life Capital Partners II, L. P., Pequot Private Equity Fund III, L.P., and Pequot Offshore Private Equity Partners III, L. P (collectively, the “Investors”). The term “Selling Stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the Selling Stockholders as a gift, pledge, partnership, distribution or other non-sale related transfer.

We do not know when or in what amounts a Selling Stockholder may offer shares for sale. The Selling Stockholders may choose not to sell any of the shares offered by this prospectus. Because the Selling Stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that we know of, we cannot estimate the number of the shares the Selling Stockholders will hold after the completion of the offering. For the purposes of the following table, we have assumed that the Selling Stockholders will sell all of the shares covered by this prospectus.

Beneficial ownership and the percentages shown in the following table are calculated in accordance with the rules of the Securities and Exchange Commission (the “SEC”).

Name of Stockholder	Number of Shares Beneficially Owned Before the Offering		Number of Shares Offered		Number of Shares Beneficially Owned After the Offering
General Electric Pension Trust c/o GE Asset Management Incorporated 3001 Summer Street Stamford, CT 06905	4,285,712	(1)	4,285,712	(1)	0

New York Life Capital Partners II, L.P. c/o NYLCAP Manager LLC 51 Madison Avenue, Room 3009 New York, New York 10010	3,214,285	(2)	3,214,285	(2)	0

Pequot Private Equity Fund III, L.P.(3)(5) c/o Pequot Capital Management, Inc. 500 Nyala Farm Road Westport, CT 06880	2,817,157	(3)(4)(5)	2,817,157	(4)	0

Pequot Offshore Private Equity Partners III, L.P.(3)(5) c/o Pequot Capital Management, Inc. 500 Nyala Farm Road Westport, CT 06880	397,128	(3)(5)(6)	397,128	(6)	0

(1)	Consists of (i) 3,571,427 shares of Common Stock issuable upon conversion of 2,857,142 shares of Series B Preferred Stock; and (ii) 714,285 shares issuable upon exercise of Common Stock Warrants.
(2)	Consists of (i) 2,678,571 shares of Common Stock issuable upon conversion of 2,142,857 shares of Series B Preferred Stock; and (ii) 535,714 shares issuable upon exercise of Common Stock Warrants.
(3)	Pequot Capital Management, Inc., the investment manager/advisor of the Pequot funds, exercises sole voting and investment power for all shares held of record by such funds. The sole director and controlling stockholder of Pequot Capital Management, Inc. is Arthur J. Samberg.
(4)	This amount includes (i) 2,347,631 shares issuable upon conversion of 1,878,105 shares of Series B Preferred Stock; and (ii) 469,526 shares issuable upon exercise of Common Stock Warrants.
(5)	Mr. Poch is a Senior Managing Director of Pequot Capital Management, Inc. and Mr. Hale is a Managing Director of Pequot Capital Management, Inc. Mr. Poch and Mr. Hale are directors of Analex Corporation and may be deemed to beneficially own the securities held of record by Pequot. Mr. Poch and Mr. Hale disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(6)	This amount includes (i) 330,940 shares issuable upon conversion of 264,752 shares of Series B Preferred Stock; and (ii) 66,188 shares issuable upon exercise of Common Stock Warrants.

Relationships between Analex and the Selling Stockholders

On May 28, 2004, the Company entered into the Series B Purchase Agreement with the Investors for the sale of certain convertible secured senior subordinated promissory notes (“Senior Subordinated Notes”) in the aggregate principal amount of $12 million, together with certain detachable ten-year warrants to purchase shares of Common Stock (“Common Stock Warrants”). At the Annual Meeting of Stockholders on September 15, 2004, the Company’s stockholders approved (i) the automatic conversion of the Senior Subordinated Notes (at $3.50 per share (the “Series B Purchase Price”)) into an aggregate of 3,428,571 shares of Series B Preferred Stock, which are convertible into 4,285,713 shares of Common Stock, and (ii) the exercise of the Common Stock Warrants, which are exercisable into 857,142 shares of Common Stock. On October 14, 2004, the Company filed with the SEC a registration statement on a Form S-3 to permit a public offering and resale of the 5,142,855 shares of Common Stock underlying these Series B Preferred Stock and Common Stock Warrants.

Subject to certain approval rights by the holders of Series A convertible preferred stock, $0.02 par value per share, of the Company (the “Series A Preferred Stock”) and the Series B Preferred Stock, when issued, the Series B Purchase Agreement also provides that the Company had the option (the “Company Option”) to require the Investors to purchase up to an additional $25 million of Series B Preferred Stock, with additional Common Stock Warrants, at any one or more times on or prior to May 27, 2005 for the purpose of paying the cost of acquisition of the stock or assets of one or more other companies in each case with an acquisition value (not including transaction expenses) of at least $10 million.

To fund a portion of the purchase price of ComGlobal, the Company exercised the Company Option and drew down the remaining $25,000,000 provided under the Series B Purchase Agreement on April 1, 2005. Pursuant to the terms of the Series B Purchase Agreement, the Company sold to Investors at $3.50 per share additional Series B Preferred Stock and associated Common Stock Warrants in an amount equal to one share of Common Stock for every five shares of Common Stock issuable upon conversion of the Series B Preferred Stock sold on April 1, 2005. Therefore, on April 1, 2005, the Company sold and issued to the Investors an additional 7,142,856 shares of Series B Preferred Stock and additional Common Stock Warrants to purchase an additional 1,785,713 shares of Common Stock at $4.29 per share. Since the per share price at which the Series B Preferred Stock will convert into Common Stock is $2.80, the additional shares of Series B Preferred Stock issued on April 1, 2005 are convertible into 8,928,569 shares of the Company’s Common Stock at any time at the election of the Investors.

Terms of the Series B Preferred Stock

Rank

The Series B Preferred Stock rank:

•	junior to any other class or series of the Company’s capital stock created after a Closing that specifically ranks senior to the Series B Preferred Stock with respect to dividend, redemption, liquidation and other rights (“Senior Securities”);

•	senior to the Series A Preferred Stock;

•	senior to the Common Stock;

•	senior to any class or series of the Company’s capital stock created after a Closing that does not specifically rank senior to or on parity with the Series B Preferred Stock with respect to dividend, redemption, liquidation and other rights (with the Common Stock and the Series A Preferred Stock, the “Junior Securities”); and

•	on parity with any class or series of the Company’s capital stock that specifically ranks on parity with the Series B Preferred Stock with respect to dividend, redemption, liquidation and other rights (“Parity Securities”).

Dividend Rights

Holders of the Series B Preferred Stock are entitled to receive cumulative dividends on the Series B Preferred Stock each quarter (beginning on the last day of the calendar quarter following the date of when shares of the Series B Preferred Stock are first issued (the “Series B Issue Date”) at the per annum rate of 6% of the Series B Purchase Price (as adjusted for any stock splits, combinations, recapitalizations or other similar events involving a change in respect to the Series B Preferred Stock). The dividend will be payable in cash; provided, however, that if at any time after the Series B Issue Date,

•	the Company’s projected available cash for operations for the 12 month period following the date any such quarterly dividend is due is less than $1,000,000 in excess of the business projections approved by the Board for such 12 month period, or

•	the Company’s payment of the dividend in cash will result in an event of default under the Company’s senior indebtedness,

then the dividend, at the option of the Company, may be paid in shares of Series B Preferred Stock valued at the Series B Purchase Price at $2.80 per share (as adjusted for any stock splits, combinations, recapitalizations or other similar events involving a change in respect to the Series B Preferred Stock).

Holders of the Series B Preferred Stock are entitled to receive such dividends immediately after the payment of any dividends to Senior Securities required by the Company’s certificate of incorporation, as amended; prior to and in preference to any payment of dividends to Junior Securities and the Common Stock; and at the same time as the payment of dividends to Parity Securities.

Liquidation Rights

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of outstanding Series B Preferred Stock will be entitled to be paid out of the assets of the Company available for stockholders, after any distributions with respect to Senior Securities required by the Company’s Certificate of Incorporation, prior to any distributions with respect to Junior Securities and Common Stock and on parity with distributions with respect to Parity Securities, an amount per share of Series B Preferred Stock equal to the sum of the Series B Purchase Price (as adjusted for stock splits, stock dividends and similar events) plus any accrued but unpaid dividends on the Series B Preferred Stock. Certain mergers or consolidations involving the Company or sales of all or substantially all of the capital stock or assets of the Company will be deemed to be a liquidation, dissolution or winding up of the Company unless the holders of 66 2/3% of the then outstanding Series B Preferred Stock and Series A Preferred Stock voting together as a class elect not to treat such transactions as liquidation events.

If the amounts payable with respect to the Series B Preferred Stock and Parity Securities upon any liquidation, dissolution or winding up of the Company are not paid in full, then the holders of the Series B Preferred Stock and the holders of Parity Securities will share ratably in any distribution of assets, based on the full liquidation amounts to which each such series of stock is entitled. If assets remain in the Company after such distribution, they shall be distributed to the holders of the Series A Preferred Stock with respect to any liquidation preference payable to such holders, and thereafter to the holders of Common Stock.

Voting and Approval Rights

Holders of Series B Preferred Stock are entitled to vote on actions to be taken by the stockholders together with all other classes and series of voting stock of the Company as a single class, except as otherwise provided by applicable law or as described below. Each share of Series B Preferred Stock is entitled to one (1) vote.

As long as 50% of the shares of Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding (as adjusted for any stock splits, stock dividends, combinations, recapitalizations, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock), or, if the Company has failed to comply with its redemption obligations described below under “—Redemption,” as long as any shares of Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Company may not take any of the following actions without first obtaining the written consent of the holders of a majority of the then outstanding shares of Series B Preferred Stock, voting as a separate class:

•	merge or consolidate with one (1) or more entities or sell all or substantially all of the capital stock or assets of the Company;

•	following the expiration of the Company Option, make an acquisition or series of related acquisitions for aggregate consideration greater than $10,000,000 in value;

•	declare or pay any dividends or distributions on the capital stock of the Company, except for dividends and distributions paid on the Series B Preferred Stock in accordance with the Series B Certificate of Designations or the Certificate of Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock, as amended (the “Series A Certificate of Designations”);

•	voluntarily liquidate or dissolve or recapitalize or reorganize the Company;

•	borrow funds, in one (1) borrowing or a series of borrowings, in an amount exceeding $3,000,000, other than revolving lines of credit provided by lenders based upon the Company’s accounts receivable;

•	repurchase or repay any of the Company’s indebtedness prior to the stated maturity of any such indebtedness other than the Senior Subordinated Notes;

•	redeem or repurchase any of the Company’s capital stock, except for (x) repurchases of employee Common Stock upon termination of employment pursuant to employment agreements effective at each closing and (y) redemption of the Series B Preferred Stock or the Series A Preferred Stock;

•	increase or decrease the number of members of the Board, except as permitted by the Amended and Restated Stockholders’ Agreement; or

•	elect, appoint or remove the Chief Executive Officer, Chief Financial Officer, President or Chief Operating Officer of the Company.

As long as 25% of the shares of Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or other similar events involving a change with respect to the Series B Preferred Stock), the Company may not take any of the following actions without first obtaining the written consent of the holders of a majority of the then Series B Preferred Stock, voting as a separate class:

•	increase or decrease the total number of authorized shares of Series B Preferred Stock or the authorized shares of Common Stock reserved for issuance upon conversion of the Series B Preferred Stock (except as otherwise required by the Certificate of Incorporation of the Company or any of its Certificate of Designations);

•	repeal, make any change or amendment to the Company’s Certificate of Incorporation (including any Certificate of Designations) or Bylaws that adversely affects the voting powers, preferences or other rights of the Series B Preferred Stock;

•	following the expiration of the Company Option, issue any Senior Securities or any Parity Securities (or securities that are convertible into Senior Securities or Parity Securities) with respect to voting, dividend, liquidation or redemption rights, including subordinated debt;

•	waive or modify any provision of the Series B Purchase Agreement or any of the transaction documents related to the Series B Financing;

•	except for the Amended and Restated Stockholders’ Agreement and the Registration Rights Agreement, enter into stockholders agreement, including any agreement relating to restrictions on transfer of any class of stock of the Company, or any registration rights agreement; or

•	issue any Senior Securities, Parity Securities or Junior Securities having an initial per share purchase price that is less than the Series B Conversion Price, as adjusted (see “Terms of the Series B Preferred Stock—Conversion—Adjustment of Conversion Price” below).

Conversion

General. Each shares of Series B Preferred Stock will be convertible by their holders, at any time, into such number of fully paid and non-assessable shares of Common Stock. The per share price at which Series B Preferred Stock will convert into Common Stock is $2.80 (as adjusted for certain issuances and other occurrences set forth in the Series B Certificate of Designations) (the “Series B Conversion Price”).

Automatic Conversion. The Series B Preferred Stock will automatically convert into Common Stock upon the agreement of the holders of 75% of the then outstanding Series B Preferred Stock. The Series B Preferred Stock also will convert into Common Stock, if, any time following 18 months after the Series B Issue Date:

•	the average closing price of the Common Stock over the immediately preceding 20 consecutive trading day period exceeds 2.5 times the Series B Purchase Price; or

•	With respect to any holder’s shares of Series B Preferred Stock, such holder does not accept, within 60 days of notice to such holder, the Company’s offer to purchase the Series B Preferred Stock for an amount per share equal to at least 2.5 times the Series B Purchase Price.

Subject to the limitations on payment of cash dividends described above in “—Dividends,” the Company will pay accrued but unpaid dividends on the Series B Preferred Stock at the time of any automatic conversion. Automatic conversion may only occur if Company has a currently effective registration statement on file with the SEC covering the resale of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and on the exercise of all of the Common Stock Warrants issued pursuant to the Series B Purchase Agreement and such shares are listed on the American Stock Exchange (“AMEX”) or another stock exchange approved by the holders of 66 2/3% of the Series B Preferred Stock.

Adjustment of Conversion Price. The conversion price of the Series B Preferred Stock is subject to adjustment for specified events described in the Series B Certificate of Designations, including stock splits, reclassifications and exchanges, issuance of stock dividends, mergers and certain sales of assets and certain issuances of Common Stock or other securities convertible into or exercisable for Common Stock at prices that are or are deemed to be below the Conversion Price at the time of such issuance.

Redemption

At the option of the holders of 66 2/3% of the then outstanding shares of Series B Preferred Stock at any time after the fourth anniversary of the Series B Issue Date, the holders of the Series B Preferred Stock are entitled to require the Company to redeem their Series B Preferred Stock at a per share price equal to the Series B Purchase Price (as adjusted for stock splits, stock dividends and similar events) plus any accrued but unpaid dividends. The redemption will be made in four (4) equal quarterly installments beginning 60 days after the redemption rights are exercised, with the last installment due on the date that is nine (9) months thereafter, and the redemption price is payable in cash.

If the funds legally available to the Company to redeem the Series B Preferred Stock are not sufficient to redeem all of the shares of Series B Preferred Stock required to be redeemed on any date, the available funds will be used to redeem the Series B Preferred Stock on a pro rata basis. If, at the end of any calendar quarter after such partial redemption, additional funds become available to redeem the Series B Preferred Stock, such funds will immediately be used to redeem additional shares of Series B Preferred Stock until all shares of Series B Preferred Stock required to be redeemed have been redeemed.

If the Company does not, or is unable to, redeem the Series B Preferred Stock as required under the Series B Certificate of Designations, the holders, upon the prior vote (separately as a class) or written approval of the holders of at least 66 2/3% of the then outstanding shares of the Series B Preferred Stock will have the right to pursue remedies available to them at law or in equity. In addition, if the Company is unable to effect any required quarterly redemption of Series B Preferred Stock for a period of nine (9) consecutive months after such redemption was required, such holders will have the right to designate additional directors so that directors designated by the holders comprise a majority of the Board. See “Terms of the Amended and Restated Stockholders’ Agreement.”

The Company is required to pay or set aside for payment all of the funds required to redeem the Series B Preferred Stock prior to paying any funds to redeem the Series A Preferred Stock.

Preemptive Rights

Holders of the Series B Preferred Stock and any debt or equity securities of the Company that are convertible into Series B Preferred Stock (including but not limited to the Senior Subordinated Notes) are entitled to purchase their respective pro rata share (based upon their ownership of, or rights to acquire, Common Stock) of any private equity offering by the Company (including any convertible debt offering), except for specified securities issuances including:

•	Issuances of securities to employees, consultants, officers or directors of the Company and issuances of options to any of such persons pursuant to a plan approved by the Compensation Committee of the Board;

•	Securities issued on the exercise of the Common Stock Warrants;

•	securities issued on conversion of the Senior Subordinated Notes;

•	issuances of Series B Preferred Stock and issuances of Common Stock upon the conversion of the Series B Preferred Stock;

•	securities issued on the conversion of any convertible securities or exercise of options, in each case, outstanding on the date of the Series B Issue Date;

•	securities sold by the Company in any public offering;

•	securities issued in connection with stock split, stock dividend, combination, reorganization, recapitalization or other similar event;

•	securities issued to financial institutions in connection with credit transactions approved by a majority of the Board (including each member designated by the Investors); and

•	securities issued for consideration other than cash pursuant to a merger, acquisition or similar business combination approved by the Board.

Terms of the Common Stock Warrants

The Common Stock Warrants expire on the tenth anniversary of each closing date pursuant to the Series B Purchase Agreement. Common Stock Warrants are exercisable at the ratio of one (1) share of Common Stock for every five (5) shares of Common Stock issued or issuable upon conversion of the Series B Preferred Stock issued simultaneously with the applicable Common Stock Warrant. The exercise price of the Common Stock Warrants issued on May 28, 2004 was $4.32 (representing a 25% premium to the trailing 20 day average closing price of the Common Stock of the Company on May 28, 2004). The exercise price of the Common Stock Warrants issued on April 1, 2005 is $4.29 per share (representing a 25% premium to the trailing 20 day average closing price of the Common Stock of the Company on April 1, 2005), subject to adjustment for stock splits, stock dividends and similar events.

Terms of the Amended and Restated Stockholders’ Agreement

In connection with the Series B Financing, the Selling Stockholders and certain other principal stockholders of the Company, who hold in an aggregate a majority of the voting stock of the Company, entered into the Amended and Restated Stockholders’ Agreement on May 28, 2004, pursuant to which parties have agreed to vote, or cause to be voted, all securities of the Company they own or over which they have voting control so that the number of directors of the Company will be nine, consisting of:

•	the Company’s chief executive officer, currently Sterling E. Phillips, Jr.;

•	two (2) directors designated by the holders of a majority of the outstanding securities that are currently held by Pequot;

•	five (5) independent directors to be selected by a nominating committing comprised solely of independent directors; and

•	one (1) non-employee director to be selected by the CEO and reasonably acceptable to the Investors, who shall initially be Peter C. Belford.

If the Company fails at any time, to redeem the Series A Preferred Stock as required and such failure continues for a period of nine (9) consecutive months, Pequot shall have the right to designate additional directors so that Pequot director representatives will comprise a majority of the Board. This right will terminate when the Company has redeemed all of the shares of the Series A Preferred Stock as required.

If the Company fails at any time, to redeem the Series B Preferred Stock as required and such failure continues for a period of nine (9) consecutive months, Investors shall have the right to designate additional directors so that Investors director representatives will comprise a majority of the Board. This right will terminate when the Company has redeemed all of the shares of the Series B Preferred Stock as required. This right is senior to the similar right provided to Pequot for failure to redeem the Series A Preferred Stock as required.

In addition, for as long as GEPT and NYL own any securities of the Company, they have the right to designate two (2) non-voting observers to attend each meeting of the Board or any committee thereof.

Terms of the Registration Rights Agreement

General. In connection with the Series B Purchase Agreement, the Company entered into a Registration Rights Agreement with the Investors on May 28, 2004. The shares that are the subject of the Registration Rights Agreement include the Common Stock issued or issuable upon conversion of the Series B Preferred Stock and upon exercise of the Common Stock Warrants (or any Common Stock deriving from any of the foregoing), and all other shares of Common Stock owned from time to time by the Investors, other than the Common Stock issued or issuable upon conversion of the securities issued to Pequot pursuant to the Series A Purchase Agreement (the “Registrable Securities”).

Registration on Form S-3. Under the Registration Rights Agreement, the Company has agreed to:

•	no later than 30 days following the date of the conversion of the Senior Subordinated Notes into Series B Preferred Stock, prepare and file with the SEC a registration statement on Form S-3 to permit a public offering and resale of the Registrable Securities under the Securities Act on a continuous (or shelf) basis;

•	use its reasonable best efforts to cause the registration statement to be declared effective by the SEC within 90 days following the date of the conversion of the Senior Subordinated Notes into Series B Preferred Stock, and to cause the Registrable Securities to be listed on AMEX;

•	cause such registration statement to remain effective until such time as all of the shares of Common Stock designated thereunder are sold or the holders thereof are entitled to rely on Rule 144(k) under the Securities Act for sales of the Registrable Securities without registration under the Securities Act and without compliance with the public information, sales volume, manner of sale or notice requirements of Rule 144(c), (e), (f) or (h) under the Securities Act; and

•	pay the registration expenses of the holders of the Registrable Securities that are included in the Form S-3 registration statement.

If, due to (a) adjustments in conversion prices or (b) the Company’s issuance of additional securities to the Investors pursuant to the Series B Purchase Agreement, the number of shares covered by such registration statement is less than the number of Registrable Securities, the Company will file amendments to such registration statement or additional registration statements so that all of the Registrable Securities are included in a registration statement.

Piggyback Registration Rights. The Company also has granted the Investors piggyback registration rights under the Registration Rights Agreement, pursuant to which the Company will:

•	notify the holders of Registrable Securities at least 20 days prior to the anticipated filing date, whenever the Company proposes to register any of its securities in an underwritten offering under the Securities Act, subject to certain exemptions described in the Registration Rights Agreement;

•	include in any registration statement relating to such underwritten offering, subject to certain restrictions (including underwriter cutbacks), and on a pro rata basis, all Registrable Securities with respect to which the Company received a request for inclusion; and

•	pay the registration expenses of the holders of the Registrable Securities that are included in the piggyback registration.

Lock-Up Agreements. If requested by the managing underwriter of each of the Company’s first two (2) registered offerings after Closing, each holder of Registrable Securities agrees not to sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction of, any securities of the Company held by such holder (other than those included in the registration or dispositions in private transactions) for a 30 day period (or such longer period requested by the managing underwriter which shall in no event exceed 90 days) after the effective date of any registration pursuant to the Registration Rights Agreement, unless the managing underwriter agrees otherwise. It is a condition to the imposition of such lock-up restriction that all officers and directors of the Company, all holders of at least five percent (5%) of the Company’s equity securities purchased from the Company and all other persons with registration rights are bound by similar restrictions on transfer.

PLAN OF DISTRIBUTION

For purposes of the following description, the term “Selling Stockholders” includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The Selling Stockholders may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. Notwithstanding the foregoing, Individual Selling Stockholders may be subject to certain lock-up provision or other sales volume limitations in the Registration Rights Agreement. These sales may be at fixed or negotiated prices. The Selling Stockholders will have the sole discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Our Common Stock is traded on the American Stock Exchange under the symbol “NLX.” We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in resales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of Common Stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a Selling Stockholder. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of Common Stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares of Common Stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay certain fees and expenses in connection with the registration of the shares of Common Stock. We have also agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. To our knowledge, none of the Selling Stockholders has entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of Common Stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of Common Stock by any Selling Stockholder. If we are notified by any Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock, if required, we will file a supplement to this prospectus. If the Selling Stockholders use this prospectus for any sale of the shares of Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.

Each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our Common Stock by the Selling Stockholders.

LEGAL MATTERS

The validity of the Common Stock offered by this prospectus has been passed upon for us by Holland & Knight LLP.

EXPERTS

The consolidated financial statements of Analex Corporation appearing in our Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of Ernst & Young LLP pertaining to such financial statements given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our Common Stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION BY REFERENCE

The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the sale of all of the shares covered by this prospectus.

(1) our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005, and filed on April 27, 2005;

(2) our annual report on Form 10-K for the fiscal year ended December 31, 2004, and filed on March 28, 2005;

(3) our current reports on Form 8-K filed on April 1, April 6, April 12, April 13, April 27, April 28, May 2 and May 18, 2005;

(4) our proxy statement on Schedule 14A filed on April 14, 2005;

(5) all of our filings pursuant to the Exchange Act after the date of filing of the initial registration statement and prior to effectiveness of the registration statement; and

(6) the description of our Common Stock contained in our registration statement on Form 8-A filed on March 3, 2003.

You may request a copy of these documents, which will be provided to you at no cost, by contacting:

Analex Corporation

5904 Richmond Highway, Suite 300

Alexandria, VA 22309

Attention: Investors Relations

Telephone: (703) 329-9400

Email: amber.gordon@analex.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Analex (except any underwriting discounts and commissions and expenses incurred by the Selling Stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Stockholders in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$3,985
Legal fees and expenses	$25,000
Accounting fees and expenses	$10,000
Printing, EDGAR formatting and mailing expenses	$5,000
Miscellaneous expenses	$1,015
Total Expenses	$45,000

Item 15. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law (“DGCL”) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Analex has included such a provision in its Certificate of Incorporation, as amended (the “Certificate of Incorporation”).

Article EIGHTH of the Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the DGCL is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to fullest extent permitted by such law as so amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Analex’s Amended and Restated Bylaws provide for indemnification to the fullest extent permitted or authorized by the DGCL or judicial or administrative decisions of each person who was or is a party or threatened to be made a party, or is otherwise involved in any action, suit, or proceeding against any liability or loss suffered and reasonable expenses reasonably incurred by him by reason of the fact that he is or was a director or officer of the Registrant or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise.

Indemnification is required to be made unless Analex determines that the applicable standard of conduct required for indemnification has not been met. If the Registrant fails to make an indemnification payment in full within sixty days after such payment is claimed by such person, such person is permitted to petition the court to file suit to recover the unpaid amount of such claim, and if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such suit, the Registrant shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Analex has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16. Exhibits.

3.1		Second Amendment to the Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of Form 8-K filed on April 1, 2005)

3.2		Amendment to Certificate of Designations, Powers, Preferences and Rights of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 of Form 8-K filed on April 1, 2005)

4.1		Form of Senior Subordinated Notes (incorporated by reference to Exhibit 4.3 of Form 8-K filed on June 1, 2004)

4.2		Form of Common Stock Warrants (incorporated by reference to Exhibit 4.4 of Form 8-K filed on June 1, 2004)

5.1	*	Opinion of Holland & Knight LLP

10.1		Purchase Agreement dated May 28, 2004, by and among the Company, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on June 1, 2004)

10.2		Amended and Restated Stockholders’ Agreement dated May 28, 2004, by and among the Company, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P. and certain other principal stockholders of the Company (incorporated by reference to Exhibit 10.2 of Form 8-K filed on June 1, 2004)

10.3		Registration Rights Agreement, dated May 28, 2004, by and among the Company, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to Exhibit 10.3 of Form 8-K filed on June 1, 2004)

23.1	**	Consent of Ernst & Young LLP

23.3		Consent of Holland & Knight LLP (included in Exhibit 5.1)

*	Filed with the initial filing of this registration statement on April 29, 2005.
**	Filed herewith.

Item 17. Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, Commonwealth of Virginia, on June 9, 2005.

Analex Corporation (Registrant)

/s/ STERLING E. PHILLIPS, JR.	/s/ JUDITH N. HUNTZINGER
Sterling E. Phillips Jr.	Judith N. Huntzinger
Chairman and Chief Executive Officer	Interim Chief Financial Officer
(Principal Executive Officer)	(Chief Accounting Officer)

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